Exhibit 99.1

Can-Fite Announces Positive Top-Line Results from Piclidenoson Phase III
COMFORTTM Study in Moderate to Severe Psoriasis

●	Phase III COMFORTTM study met its primary endpoint with statistically significant improvement and Piclidenoson had an excellent safety profile

●	Can-Fite has licensing deals for the marketing of Piclidenoson for the treatment of Psoriasis in multiple global regions

PETACH TIKVA, Israel, June 29, 2022 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced positive top-line results from the COMFORT™ trial, a Phase III, multicenter, randomized, placebo- and active-controlled, double-blind study to assess the efficacy and safety of Piclidenoson in more than 400 adults with moderate to severe plaque psoriasis.

The study data show that patients treated with oral Piclidenoson 2 mg or 3 mg twice daily, had clinically equivalent efficacy responses. At week 16, patients receiving Piclidenoson 3mg demonstrated statistically significant improvement when compared with placebo, as measured by the Psoriasis Area and Severity Index (PASI) 75 response: Piclidenoson 3mg: 9.7% vs. placebo: 2.6% (P< 0.04). Secondary endpoint parameters at week 32 comparing Piclidenoson to the active control drug, Otezla, revealed inferiority with respect to PASI 75 (17% vs. 26.2%, respectively) and PASI 50 (34.1% vs. 49.5%, respectively), but revealed superiority of Piclidenoson as compared to Otezla in the Psoriasis Disability Index (PDI) (20.5% vs. 10.3%, respectively, P<0.05). A linear increase in the response of patients to Piclidenoson was achieved along the study period, on week 48 reaching PASI 50 in 90% of patients, PASI 90 in 10% of patients and PDI improvement in 60% of patients.

Piclidenoson had an excellent safety profile overlapping that of the placebo treated patients, showing a better safety profile when compared to Otezla.

“Based on Piclidenoson’s safety and efficacy data revealed in this trial, we plan to approach the U.S. FDA and the European EMA with a protocol for a pivotal Phase III study for drug approval and registration,” stated Can-Fite CEO, Dr. Pnina Fishman.

Dr. Michael T Goldfarb, MD, dermatologist and attending physician, Beaumont Hospital, Dearborn, Michigan, who has performed numerous psoriasis clinical trials over the last 38 years, commented, “Psoriasis causes skin inflammation, which impacts quality of life for patients. Our aim is to support more patients in achieving control of their symptoms, and especially using drugs with a good safety profile in this chronic disease which may require lifelong treatment. The clinically meaningful improvements seen in this trial, in both skin symptoms and quality of life, underline the highly favorable therapeutic index of Piclidenoson in psoriasis. Taken together, the results of the COMFORT™ trial strengthen our belief that oral Piclidenoson can address important unmet needs for patients with psoriasis, where the goal is an efficacious drug with an excellent safety profile to treat this chronic and devastating disease.”

Full results from the COMFORT™ Phase III study will be presented at an upcoming medical conference and published in a peer-reviewed medical journal.

Can-Fite has five out-licensing deals for marketing and distribution of Piclidenoson for the treatment of psoriasis in markets including Canada, Eastern Europe, Central Europe (Austria, Swiss, Spain), China, and South Korea.

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with an excellent safety profile demonstrating evidence of efficacy in Phase II clinical studies. The drug’s mechanism of action entails inhibition of the inflammatory cytokines interleukin 17 and 23 (IL-17 and IL-23) and the induction of apoptosis of patients’ skin cell keratinocytes involved with the disease pathogenicity.

About the Phase III COMFORT™ Study

The COMFORTTM CF101-301PS, is a Phase III randomized, double-blind, placebo- and active-controlled study of the efficacy and safety of daily Piclidenoson (CF101) administered orally in patients with moderate-to-severe plaque psoriasis. The primary objectives of this study are to evaluate the efficacy of oral Piclidenoson 2 mg or 3 mg twice daily (BID) in patients with moderate-to-severe plaque psoriasis, compared with placebo, as determined by the proportion of subjects who achieve a Psoriasis Area and Severity Index (PASI) score response of ≥75% (PASI 75) at Week 16 (superiority); and evaluate the safety of oral Piclidenoson in this patient population. The secondary objectives of this study are to evaluate the efficacy of oral Piclidenoson 2 mg or 3 mg BID, compared with placebo, as determined by the proportion of subjects who achieve, respectively, PASI 50, Physician Global Assessment (PGA) score of 0 or 1, and improvement on the Psoriasis Disability Index (PDI) at Week 16 (superiority); evaluate the efficacy of oral Piclidenoson 2 mg or 3 mg BID, compared with Otezla (apremilast), as determined by the proportion of subjects who achieve PASI 75, PGA score of 0 or 1, PASI 50, and improvement in PDI at Weeks 16 and 32 (non-inferiority); and evaluate the efficacy and safety data for Piclidenoson through the extension period of up to 48 weeks of treatment.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson has a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

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